ababitz@gibsondunn.com

March 13, 2008

(202) 955-8500	C 26499-00003

(202) 467-0539

Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form S-3, File No.: 333-148743

Dear Mr. Mumford:

On behalf of Ener1, Inc. ("Ener1" or the "Company"), this letter responds to your letter dated February 15, 2008, regarding the above-described Registration Statement on Form S-3 (the "Registration Statement") filed by Ener1 on January 18, 2008. Each of your comments is set forth below, followed by the Company’s related response. This letter is accompanied by a courtesy copy of Amendment No. 1 to the Registration Statement, which was filed by Ener1 on March 13, 2008 ("Amendment No. 1"), and a marked copy of Amendment No. 1 to show the changes made, which include changes made in response to your comments and changes to update the information provided.

Comment 1

We note from footnote (5) to your selling shareholder table that Credit Suisse Securities (USA) LLC is a registered broker-dealer. Please revise your disclosure, including your disclosure in the "Plan of Distribution" section, to clearly identify this selling shareholder as an underwriter with respect to the securities that it is offering for resale.

Peggy Fisher
March 13, 2008

Response 1

Credit Suisse Securities (USA) LLC is no longer a selling shareholder. Amendment No. 1 has been revised to remove Credit Suisse from the selling shareholder table and remove the shares held by Credit Suisse from the registration statement.

Comment 2

Please confirm that you have identified all broker-dealers and affiliates of broker-dealers who are listed in the table.

Response 2

The Company confirms that all broker-dealers and affiliates of brokers-dealers who are listed in the table are identified as such.

Please contact me at the number above if we can provide any further information or assistance.

Very truly yours,

Alisa Babitz

cc:	Charles Gassenheimer, Ener1, Inc.
Robert L. Mazzeo, Mazzeo, Song & Bradham, LLP